SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on June 3, 2009

1. Date, Time and Place: On June 3, 2009, at 9 a.m., by conference call, as expressly authorized by Article 20, §2, of the bylaws of Gafisa S.A (the “Company”).

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, requisite quorum having been verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was unanimously resolved by all members of the Board of Directors in attendance and without qualification:

4.1. To approve, within the limits of the Company’s authorized capital, the issue of new common shares, registered, book-entry and without par value (the “Shares”), for purposes of public subscription, comprising: (i) a public primary distribution of Shares in Brazil (the “Brazilian Offering”), in a non-organized over-the-counter market, in accordance with the Brazilian Securities Commission – CVM’s Instruction No. 400, of December 29, 2003 (“CVM Instruction No. 400”), with sale efforts before foreign investors resident abroad, who invest in Brazil through the investment mechanisms regulated by Resolution No. 2,689, of January 26, 2000, of the Brazilian National Monetary Council, as amended, and by CVM Instruction No. 325, of January 27, 2000, as amended; and, concurrently, (ii) a public primary distribution of Shares outside Brazil, including in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), issued by the Company (the “International Offering” and, together with the Brazilian Offering, the “Global Offering”), registered with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933 (the “Securities Act”), and pursuant to the terms of the International Purchase Agreement, to be coordinated by the International Offering Coordinators.

4.2. To approve the engagement, by the Company’s management, of the following financial institutions as underwriters: (i) Banco Itaú BBA S.A. as the lead coordinator of the Brazilian Offering and Itaú USA Securities, Inc., as the lead coordinator of the International Offering; (ii) Banco J.P. Morgan S.A., as coordinator of the Brazilian Offering, and J.P. Morgan Securities Inc., as coordinator of the International Offering; and (iii) other financial institutions to act as coordinators or co-managers of the Brazilian Offering and/or of the International Offering.

4.3. To allow (i) the increase, up to 20%, of the total amount of Shares initially offered under the Global Offering, including Shares in the form of ADSs, pursuant to Art. 14, §2 of CVM Regulation No. 400 (the “Additional Shares”), and (ii) the grant, to the lead coordinator of the Brazilian Offering or International Offering, of an over-allotment option of up to 15% of the Shares (including in the form of ADSs) initially offered in the Global Offering, to be exercised, totally or partially, at their discretion.

4.4. To determine that the Shares shall have the characteristics and shall grant their holders the same rights as set forth in the Company’s bylaws and in applicable law to the Company’s existing common shares, participating, in equal manner, with existing common shares, in any distributions with respect to the current fiscal year.

4.5. To exclude the preemption right of the Company’s shareholders to the subscription of the Shares, pursuant to the terms of Art. 172 of Law No. 6,404/76 and Article 7 of the Company’s bylaws.

4.6. To approve the distribution to take place under Company’s present American Depositary Share Program (the “ADR Program”), pursuant to the terms of the Securities Act.

4.7. To authorize the Company’s Board of Executive Officers to take any and all actions and to enter into any and all documents necessary for the implementation of the resolutions approved herein, including (a) the distribution under the present ADR Program; (b) contracting the coordinators of the Global Offering as well as other financial institutions authorized to operate in the capital markets of Brazil and the United States with respect to the Global Offering after the granting of the competent registration by the Brazilian Securities Commission – CVM and the Securities and Exchange Commission – SEC; and (c) take all other acts and measures necessary for the formalization, implementation and administration of these resolutions.

5. CLOSING: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Presiding Board: Gary Robert Garrabrant (Chairman), Fabiana Utrabo Rodrigues (Secretary); Board members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

São Paulo, June 3, 2009

Fabiana Utrabo Rodrigues
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.